For the period ended (a) February 28, 1998
File number (c) 811-4024

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The  California Municipal Fund accounts  and
reports  for  distributions  to  shareholders   in
accordance   with  Statement  of  Position   93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain,  and  Return
of  Capital Distributions by Investment Companies.
The  effect of applying this Statement of Position
on the California Income Series (Series 3) and the
California  Series  (Series  1)  was  to  increase
undistributed net investment income  and  increase
accumulated  net  realized loss  by  $105,744  and
$96,593   respectively,  due  to   the   sale   of
securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.